UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For June 19, 2012

PATNI COMPUTER SYSTEMS LIMITED

Akruti Softech Park , MIDC Cross Road No 21,
Andheri (E) , Mumbai - 400 093, India

 (Exact name of registrant and address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐        No ☒

If “Yes” is marked, indicate below the file under assigned to the registrant in connection with Rule 12g3-2(b):

PATNI COMPUTER SYSTEMS LIMITED

Regd. Office: Level II, Tower 3, Cybercity, Magarpatta City, Hadapsar, Pune — 411 013.

NOTICE OF EXTRAORDINARY GENERAL MEETING

Notice is hereby given that an Extraordinary General Meeting of the Members of Patni Computer Systems Limited will be held at the registered office of the Company at Level II, Tower 3, Cybercity, Magarpatta City, Hadapsar, Pune — 411 013 on Friday, 06 July 2012, at 12.00 noon to transact the following special business:

Change of name of the Company :

To consider and, if thought fit, to pass with or without modification(s), the following resolution as a Special Resolution:

“RESOLVED THAT pursuant to Section 21 and other applicable provisions, if any, of the Companies Act, 1956, including any modification(s) or re-enactments(s) thereof for the time being in force and subject to the approval of the Central Government and such other approvals, consents, permissions, as may be required, the name of the Company be changed from “Patni Computer Systems Limited” to “iGATE Computer Systems Limited.”

RESOLVED FURTHER THAT pursuant to Section 16, 31 and other applicable provisions of the Companies Act, 1956, the Name Clause appearing in the Memorandum of Association and the Articles of Association be suitably altered to reflect the new name of the Company viz. “iGATE Computer Systems Limited.”

RESOLVED FURTHER THAT the Board of Directors of the Company be and is hereby authorized to do all such acts, deeds and things and settle all matters arising out of and incidental to the aforesaid change in the name of the Company as it may, in its absolute discretion, as may be necessary, proper and expedient for implementing this resolution.”

Akruti Softech Park	By Order of the Board of the Directors
MIDC Cross Road No.21	For Patni Computer Systems Limited
MIDC, Andheri (East)
Mumbai - 400 093
Arun Kanakal
07 June 2012	Vice President & Company Secretary

NOTES:

1.     The Explanatory Statement, pursuant to Section 173 of the Companies Act, 1956, is annexed hereto.

2.     A MEMBER ENTITLED TO ATTEND AND VOTE IS ENTITLED TO APPOINT A PROXY TO ATTEND AND VOTE INSTEAD OF HIMSELF AND THE PROXY NEED NOT BE A MEMBER.

3.     The Instrument appointing a Proxy, to be effective, must be duly filled, stamped and signed and must reach the Company’s Registered Office not less than 48 hours before the commencement of the Meeting.

4.     The All correspondence regarding shares of the Company should be addressed to the Company’s Registrar and Share Transfer Agent (“R & T Agent”), Karvy Computershare Private Limited, (Unit: Patni Computer Systems Limited) at Plot No.17—24, Vittal Rao Nagar, Madhapur, Hyderabad - 500 081.

EXPLANATORY STATEMENT PURSUANT TO SECTION 173(2) OF THE COMPANIES ACT, 1956

The following Explanatory Statement sets out all material facts relating to the accompanying Notice of the Extraordinary General Meeting to be held on Friday, 06 July 2012.

iGATE Corporation through its subsidiaries Pan-Asia iGATE Solutions and iGATE Global Solutions Limited (iGATE Group or iGATE) acquired majority shareholding in Patni Computer Systems Limited (Patni or Company) in May 2011. Thereafter, iGATE Group completed the integration of various areas of both iGATE and Patni and also has delisted Patni from the Indian Stock Exchanges. As on date, iGATE Group holds 93% of the equity capital of the Company.

iGATE is a well established name in the IT & ITES services industry for several years and is a well known in the Indian and International markets. iGATE Corporation being the ultimate parent corporation in the iGATE Group is listed on the NASDAQ Global Select Market List under the symbol “IGTE”.  iGATE enjoys the trust and goodwill of its customers, suppliers, employees, shareholders and the investor community in general by the trade name “iGATE”. Therefore, to represent the holding of iGATE Group in the Company and to leverage the brand name and goodwill of both the entities it is felt that word “Patni” appearing in the name of the Company is no longer required and the word be replaced with “iGATE” as the entity is now part of the iGATE Group which has worldwide presence and recognition.

It is therefore, desirable and in the interest of the Company that the name of the Company be changed from Patni Computer Systems Limited to iGATE Computer Systems Limited.

It may be noted that the change of name shall not affect any rights or obligations of the Company or render defective any legal proceedings by or against the Company and the assets and liabilities of the Company will remain the same.

Accordingly, it is proposed to seek the approval of members as per the resolution proposed.

The Board recommends the resolution for your approval.

No Director, except Mr. Phaneesh Murthy, Mr. Shashank Singh and Mr. Göran Lindahl, being nominees of iGATE are concerned or interested in the resolution.

By Order of the Board of the Directors
For Patni Computer Systems Limited

Arun Kanakal
07 June 2012	Vice President & Company Secretary

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PATNI COMPUTER SYSTEMS LIMITED

Dated: June 19, 2012	By:	/s/ ARUN KANAKAL
Arun Kanakal
Vice President & Company Secretary